Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 26, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards

Irene Paik

Osiris Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 12, 2021

CIK No. 30001832136

Ladies and Gentlemen:

On behalf of our client, Osiris Acquisition Corp., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 8, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

April 26, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Risk Factors

Since our initial stockholders will lose their entire investment in us..., page 59

1.	We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise your disclosure accordingly.

Response to Comment 1

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 6, 60, and 81 of the Registration Statement.

Description of Securities

Exclusive Forum For Certain Lawsuits, page 130

2.	We note the disclosure on pages 59 and 131 stating that your amended and restated certificate of incorporation will provide that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act. This appears to contradict the language in Section 13.2 of the Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.2, which indicates the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint arising under the Securities Act. Please clarify the disclosure. In addition, please disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response to Comment 2

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 60 and 131-132 of the Registration Statement.

General

3.	We note that prior to the completion of our review of your draft registration statement submitted on March 12, 2021, you publicly filed a registration statement on April 2, 2021. Please note that we have not reviewed the registration statement filed on April 2, 2021 and will review the next filing that is responsive to comments.

Response to Comment 3

The Registrant respectfully acknowledges the Staff’s comment.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Brian Janson

Brian Janson

Securities and Exchange Commission

April 26, 2021

cc:	Securities and Exchange Commission Tracey Houser Lynn Dicker Osiris Acquisition Corp.
Benjamin E. Black Benjamin Fader-Rattner Anthony Martucci White & Case LLP Peter Denton, Esq. Joel Rubinstein, Esq. Stuart Bressman, Esq. Daniel Nussen, Esq.